Exhibit 99.1

PRESS RELEASE Brussels, 25 October 2011 – 1 / 2

Anheuser-Busch InBev appointed as Official Beer sponsor

of FIFA World Cups™ 2018 and 2022

Anheuser-Busch InBev (Euronext: ABI; NYSE: BUD) is pleased to announce the extension of its Official Beer sponsorship for the 2018 FIFA World Cup Russia™ and the 2022 FIFA World Cup Qatar™. This agreement, which builds further on the existing 25 year-old partnership with the FIFA World Cup™, will ensure that Budweiser will serve as the Official Beer of the FIFA World Cup™ for the ninth and tenth time, in 2018 and 2022 respectively.

The sponsorship agreement means that Anheuser-Busch InBev has global sponsorship rights for all editions of the FIFA World Cup™ and the FIFA Confederations Cup™ up to and including the 2022 edition of the tournament.

“We are delighted to be strengthening our relationship with Anheuser-Busch InBev even further” said FIFA Secretary General Jérôme Valcke. “Ever since joining the FIFA sponsorship family for the 1986 FIFA World Cup™ Budweiser has played a vital role in helping to develop our flagship event, effectively supporting us in bringing the event closer to fans all over the world.”

Mr. Valcke’s sentiments were echoed by Anheuser-Busch InBev’s Chief Marketing Officer, Chris Burggraeve, who commented, “We’re very pleased to extend our long-standing partnership with the FIFA World Cup™. Football and sports in general are a key global consumption and celebration moment and the FIFA World Cup™ offers a strong and relevant global platform from which we can connect with passionate football fans around the world. We’re looking forward to the opportunities presented as the FIFA World Cup™ tournament brings the excitement of the beautiful game to new and different places around the world, and to connecting Budweiser with even more consumers globally”.

For both the 2018 and 2022 editions of the FIFA World Cup™ Budweiser will serve as the “Official Beer” of the FIFA World Cup™, whilst Anheuser-Busch InBev will also have the opportunity to leverage its portfolio of beers by extending local sponsorship rights to its leading brands in selected football markets, including, but not limited to Brahma (Brazil), Hasseröder (Germany), Jupiler (Belgium and the Netherlands), Quilmes (Argentina) and Harbin (China), as it did during the 2010 FIFA World Cup South Africa™.

In 2010, the newly combined Anheuser-Busch InBev used the opportunity of the FIFA World Cup South Africa™ to bring its global flagship brand Budweiser to a global audience like never before. Budweiser, the world’s most valuable beer brand1, also grew volumes globally in 20102. It was launched in Russia in anticipation of the excitement surrounding the 2010 FIFA World Cup™, and was introduced earlier this year in Brazil, host of the FIFA World Cup 2014™, where preparations for the tournament have already begun.

[1]	Budweiser is the only beer brand in BrandZ’s Top 100 Most Valuable Global Brands list, and is the 45th overall: http://brandz.ogilvyeditions.com/top100/2011/
[2]	Global Budweiser volumes increased 1.7% in FY10. http://www.ab-inbev.com/press_releases/20110303_1_e.pdf

PRESS RELEASE Brussels, 25 October 2011 – 2 / 2

Budweiser is the first of the group of FIFA World Cup Sponsors to announce its sponsorship for the 2018 and 2022 events, following on from two of FIFA’s Partners. “The commitment from our group of Commercial Affiliates to the FIFA World Cup™ highlights the huge global appeal of the event”, added Valcke, “we look forward to working together with Anheuser-Busch InBev and our other sponsors in the years leading up to 2022 and hopefully even beyond”.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, AB InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser®, Stella Artois® and Beck’s®, fast growing multi-country brands like Leffe® and Hoegaarden®, and strong “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, and Jupiler®, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 114 000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2010, AB InBev realized 36.3 billion US dollar revenue. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms	Graham Staley
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: graham.staley@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com